Filed Pursuant to Rule 424(b)(3)
Registration No. 333-205960

GRIFFIN-AMERICAN HEALTHCARE REIT IV, INC.
SUPPLEMENT NO. 7 DATED MARCH 12, 2018
TO THE PROSPECTUS DATED MARCH 29, 2017

This document supplements, and should be read in conjunction with, our prospectus dated March 29, 2017, as supplemented by Supplement No. 4 dated November 29, 2017, which superseded and replaced all previous supplements to our prospectus, Supplement No. 5 dated January 25, 2018 and Supplement No. 6 dated February 14, 2018. Unless otherwise defined in this Supplement No. 7, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 7 is to disclose:

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the anticipated determination of an estimated per share net asset value and potential change to the prices per share at which we will offer shares of our common stock pursuant to our initial public offering.

Anticipated Determination of an Estimated Per Share Net Asset Value and
Potential Change to Our Initial Public Offering Prices Per Share

In our prospectus, we disclose that our board of directors will determine an estimated per share net asset value, or NAV, after engaging the services of a third-party valuation expert or service to assist our board of directors with such determination. Accordingly, our board of directors has engaged the services of an independent third-party valuation firm to conduct a valuation analysis of our assets and liabilities. We anticipate that our board of directors will announce its determination of our estimated per share NAV on or about April 9, 2018. Our board of directors has also determined that it will be appropriate to adjust the offering prices per share based on the estimated per share NAV, and we anticipate any potential change to the offering prices per share will be effective as of April 11, 2018, or the Price Revision Date. We will continue to offer shares of our Class T and Class I common stock in our primary offering at the current prices of $10.00 and $9.21 per share, respectively, through the close of business on the business day immediately prior to the Price Revision Date for all subscriptions received in good order and fully funded by such date, and all issuances of our shares of common stock pursuant to our distribution reinvestment plan through the close of business on the business day immediately prior to the Price Revision Date will continue to reflect a price of $9.40 per share.

Effective on the Price Revision Date, we will begin offering shares of our Class T and Class I common stock at revised primary offering prices, which for each class of shares will reflect the estimated per share NAV determined by our board of directors, plus any per share up-front selling commissions and dealer manager fees funded by the company that are applicable to such class of shares. These revised primary offering prices may be higher or lower than our current $10.00 and $9.21 per share primary offering prices for shares of our Class T and Class I common stock, respectively. In addition, all issuances of our shares of common stock pursuant to our distribution reinvestment plan on or after the Price Revision Date will reflect a price equal to the estimated per share NAV, which may be higher or lower than our current $9.40 per share distribution reinvestment plan offering price.